ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

April 3, 2019

Via Edgar

Ms. Lilyanna Peyser

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-230405)
____________________

Ladies and Gentlemen:

On behalf of our client, Greenlane Holdings, Inc., a Delaware corporation (the “Company”), we hereby provide the following preliminary proposed price range and share number information, which will be the basis for the information expected to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) forming part of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2019 (File No. 333-230405). Based on currently available information and market conditions, we expect the preliminary price range to reflect an initial public offering price per share of the Company’s Class A common stock, par value $0.01 per share (the “Shares”), of between $14.00 and $16.00 (the “Preliminary Price Range”) and 5,333,333 Shares offered to the public in connection with the offering (or 6,133,333 Shares if the underwriters’ option to purchase additional shares is exercised in full). We also submit the accompanying changed pages to the Registration Statement, which we expect to include in the Preliminary Prospectus. The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, certain information previously left blank in the Registration Statement that is derived from the Preliminary Price Range, pro forma financial information and the preliminary estimated ranges of certain of our financial results for the fiscal quarter ended March 31, 2019, based on information currently available to management.

If the Staff has any questions with respect to the enclosed changed pages or the Company’s response to the Comment Letter, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Aaron LoCascio
Greenlane Holdings, Inc.

Larry W. Nishnick, Esq.
DLA Piper LLP US